EXHIBIT 99.1

NXT Energy Solutions Announces First Quarter 2021 Results

CALGARY, Alberta, May 11, 2021 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. ("NXT" or the "Company") (TSX: SFD; OTC QB: NSFDF) today announced the Company's financial and operating results for the quarter ended March 31, 2021. All dollar amounts herein are in Canadian Dollars unless otherwise identified.

Q1 Financial and Operating Highlights

Key financial and operational highlights include:

  On April 18, 2021, the Company acquired the SFD® technology rights for geothermal resources (“Geothermal Resources”) from Mr. George Liszicasz, President and CEO of NXT;
  Cash and short-term investments at March 31, 2021 were $2.15 million;
  There was $Nil survey revenue recorded in Q1-21;
  A net loss of $1.64 million was recorded for Q1-21, including stock based compensation and amortization expense of $0.47 million;
  Cash flow used in operating activities was $0.88 million during Q1-21;
  Net loss per common share for Q1-21 was ($0.03) basic and diluted; and
  General and administrative costs for Q1-21 as compared to Q1-20 decreased by $0.10 million or 10%, mostly due to no travel costs and lower professional fees.

Message to Shareholders

George Liszicasz, President and CEO of NXT, commented, “Although no survey revenues were recorded in Q1, SFD® survey opportunities continue to progress in our core areas of focus in Africa, Mexico, and in South America.   In addition, with the recently announced acquisition of the SFD® Geothermal technology rights, the Company now embarks on an exciting new chapter in transitioning itself as a multiple application solutions provider for both the Oil & Gas and Geothermal exploration industries. The main subsurface properties such as porosity, permeability and impermeable cap rock that are vital in the search for oil and gas resources are equally critical for locating the most prospective geothermal resources. For these reasons, the SFD® technology has a natural extension to geothermal applications. On behalf of our Board of Directors and the entire team at NXT, I want to thank all of our shareholders for their continued support.”

Summary highlights of NXT's 2021 first quarter financial statements (with comparative figures to 2020) are noted below. All selected and referenced financial information noted below should be read in conjunction with the Company's first quarter 2021 unaudited condensed consolidated interim financial statements, the related Management's Discussion and Analysis ("MD&A").

(All in Canadian $)	Three months ended March 31,
	2021	2020
Operating results:
Survey revenue	$-	$-
Survey costs, net	265,483	301,961
General & administrative expenses	900,309	995,999
Amortization	441,824	448,381
	1,607,616	1,746,341
Net loss and comprehensive loss	$(1,643,551)	$(1,332,301)

Income (loss) per common share – basic	$(0.03)	$(0.02)
Income (loss) per common share – diluted	$(0.03)	$(0.02)

Number of common shares outstanding as at end of the period	64,494,356	64,406,891
Weighted average number of common shares outstanding for the period:
Basic	64,472,222	64,406,891
Diluted	64,472,222	64,406,891

Cash provided by (used in):
Operating activities	$(883,320)	$(599,190)
Financing activities	19,635	(11,158)
Investing activities	191,261	29,424
Effect of foreign exchange rate changes on cash	(14,499)	122,186
Net cash inflow (outflow)	(686,923)	(458,738)
Cash and cash equivalents, beginning of the period	2,690,146	2,858,245
Cash and cash equivalents, end of the period	2,003,223	2,399,507

Cash and cash equivalents	2,003,223	2,399,507
Short-term investments	150,000	3,843,212
Total cash and short-term investments	2,153,223	6,242,719

Net working capital balance	1,514,112	6,159,548

NXT's 2021 first quarter financial and operating results have been filed in Canada on SEDAR at www.sedar.com, and will soon be available in the USA on EDGAR at www.sec.gov/edgar, as well as on NXT's website at www.nxtenergy.com.

Details of the conference call are as follows:

Date:	Wednesday, May 12, 2021
Time:	4:30 p.m. Eastern Time (2:30 p.m. Mountain Time)
North American Participants Call:	1-(855)-783-0506
Participant Pass Code	9463018

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with exploration potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Eugene Woychyshyn	George Liszicasz
Vice President of Finance & CFO	President & CEO
302, 3320 – 17th AVE SW	302, 3320 – 17th AVE SW
Calgary, AB, T3E 0B4	Calgary, AB, T3E 0B4
+1 403 206 0805	+1 403 206 0800
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking information within the meaning of applicable securities laws. Forward-looking information typically contains statements with words such as "anticipate", "believe", "estimate", "will", "expect", "plan", "schedule", "intend", "propose" or similar words suggesting future outcomes or an outlook. Forward-looking information in this press release includes, but is not limited to, information regarding: business negotiations, opportunities, discussions, including the timing thereof and business strategies. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including those related to the novel coronavirus (2019-nCoV/COVID-19), and the potentially negative effects thereof on the Company's workforce, its supply chain or demand for its products. Additional risk factors facing the Company are described in its most recent Annual Information Form for the year ended December 31, 2020, which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval (SEDAR) located at www.sedar.com. The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

This news release contains disclosure respecting non-GAAP performance measures including net working capital which does not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities. This measure is included to enhance the overall understanding of NXT’s ability to assess liquidity at a point in time. Readers are urged to review the section entitled "Non-GAAP Measures” in NXTs MD&A for the three month ended March 31, 2021 which is available under NXT's profile on SEDAR at www.sedar.com, for a further discussion of such non-GAAP measures. The financial information accompanying this news release was prepared in accordance with US GAAP unless otherwise noted. Management's discussion and analysis of financial results and the unaudited condensed consolidated interim financial statements and notes for the three months ended March 31, 2021, are available through the Internet in the Investor Relations section of www.nxtenergy.com or under NXT's SEDAR profile at www.sedar.com.